SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

March 29th, 2003

Comisión Nacional Supervisora
de Empresas y Valores
CONASEV

Reference: Material Event

Dear Sirs:

Our company, Credicorp Ltd. (NYSE: BAP) in accordance with article 28 of the Peruvian Capital Market Law and the CONASEV resolution N° 107-2002-EF/94.10.0 (The Rule), hereby notify you of the following “Material Event”:

In the Annual Shareholder’s Meeting, held on March 26, 2004 the following agreements were approved with the required quorum being represented:

1. The 2003 Annual Report
2. The consolidated financial statements, including the Balance Sheet and the Profit and Loss Statement for the year ended on December 31, 2003, in addition to the Report of the external auditors, Medina, Zaldívar, Paredes y Asociados a member firm of Ernst & Young.
3. The designation of Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young, as external auditors for the year 2004 proposed by Credicorp’s Audit Committee.

A cash dividend amounting to US$ 37,752,926.80 million, equal to US$ 0.40 per share over a total of 94,382,317 shares, to be paid on April 30, 2004 and payable to all shareholder’s that purchase their shares up to and including April 13, and are registered as shareholder’s on the Company’s registry by April 16, 2004 “Record Date”. This dividend was approved by the Board in a meeting held on February 25, 2004, and was announced as a Material Event promptly thereafter.

With the minutes of the meeting of the Board held on February 25, 2004, we also included a copy of the Annual Report and the Report of the external auditors for the year 2003, according to CONASEV Resolution N° 107-2002-EF/94.10.0

Sincerely,

Fernando Palao
CREDICORP LTD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2004

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.